UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.             )

Ansell Limited

(Name of Subject Company (Issuer))

Ansell Limited (Issuer)

(Name of Filing Person (Identifying status as offeror, issuer or other person))

Ordinary Shares

American Depositary Shares*

(Title of Class of Securities)

*	Evidenced by American Depositary Receipts, each American Depositary Share representing four (4) Ordinary Shares.

694185109 (Ordinary Shares)

03634M109 (American Depositary Receipts)

(CUSIP Number of Class of Securities)

William G. Reilly, Esq.

Senior Vice President & General Counsel

200 Schulz Drive

Red Bank, NJ 07701

Telephone: (732) 345-5947

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street

Princeton, NJ 08540

Telephone: (609) 514-8542

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$112,142,500	$14,208.45

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to Australian $155,000,000 worth of ordinary shares (US $112,142,500***) of Ansell Limited at a maximum purchase price of Australian $9.20 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	This amount is calculated using the Federal Reserve Bank of New York daily 12 noon buying rate for the Australian dollar, $0.7235, on October 13, 2004.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introduction

We, Ansell Limited, a company organized under the laws of Victoria, Australia, are offering to purchase, or buy-back, up to an aggregate of $155,000,000 (Australian, or AU) worth of our ordinary shares, or Ordinary Shares, at a price between AU $9.20 and AU $8.70 per Ordinary Share (subject to withholding taxes, as applicable), in cash, without interest. As of October 8, 2004, there were 176,311,026 Ordinary Shares issued and outstanding, of which 961,728 are evidenced by American Depositary Shares. Since each American Depositary Share, or ADS, represents four Ordinary Shares, we will treat each tender of an ADS as a tender of four underlying Ordinary Shares and, upon the terms and subject to the conditions of this offer, we will purchase each ADS properly tendered and not withdrawn at a purchase price equal to four times the purchase price of an Ordinary Share. Ordinary Shares and ADSs tendered but not purchased in the offer will be returned or otherwise released to the tendering shareholders at our expense promptly after the expiration of this offer.

The purchase price will be AU $9.00 per Ordinary Share, adjusted upwards or downwards for the percentage change in the S&P/ASX 200 Industrials Index from the commencement of trading on Wednesday, October 6, 2004 to the close of trading on Tuesday, November 9, 2004, subject to a maximum price of AU $9.20 and a minimum price of AU $8.70 per Ordinary Share. The opening level of the S&P/ASX 200 Industrials Index on October 6, 2004 was 5,983.7. We will announce the final purchase price following the close of trading on the Australian Stock Exchange, or ASX, on Tuesday, November 9, 2004 no later than 8:00 PM Melbourne, Australia time, which is 4:00 AM New York time on the same day, and will publish the purchase price by press release and filings with the ASX and United States Securities and Exchange Commission, or SEC.

Ansell’s offer is being made upon the terms and subject to the terms set forth in the Offer to Purchase dated October 14, 2004 (the “Offer to Purchase”), the related Share Acceptance Form – Issuer Sponsored Holders, Share Acceptance Form – CHESS Holders, Withdrawal/Amendment Form for Ordinary Shares, Letter of Transmittal – American Depositary Shares and the Withdrawal/Amendment Form – American Depositary Shares, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and (a)(1)(vi), respectively, (which collectively, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Ansell Limited (Ansell). The address and telephone number of Ansell is set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 6 “Price Range of the Ordinary Shares and ADSs; Dividends on the Ordinary Shares and ADSs” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

a) Ansell is the filing person. The business address of Ansell is L3, 678 Victoria Street, Richmond, Victoria, 3121, Australia. Ansell’s telephone number is (61 3) 9270-7270. The information set forth in the Offer to Purchase under “Schedule I” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Background to the Offer;

•	Section 1 (“Terms of the Offer; Purchase Price; Proration; Expiration Date”);

•	Section 2 (“Acceptance for Payment and Payment”);

•	Section 3 (“Procedures for Tendering Ordinary Shares and ADSs”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Material U.S. Federal Income Tax and Australian Income Tax Implications”);

•	Section 7 (“Effects of the Offer on the Market for Ordinary Shares and ADSs; Registration Under the Exchange Act”);

•	Section 9 (“Sources and Amount of Funds”);

•	Section 10 (“Conditions to the Offer”);

•	Section 11 (“Legal Matters and Regulatory Approvals”); and

•	Section 13 (“Miscellaneous”).

(b) The information set forth in the Offer to Purchase under “Background to the Offer — Plans for Ansell after the Offer; Certain Effects of the Offer” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth under “Background to the Offer — Transactions and Arrangements Concerning the Ordinary Shares and ADSs” in the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth under “Summary Term Sheet,” “Background to the Offer — Purpose of the Offer; Reasons for the Offer,” “Background to the Offer — Plans for Ansell After the Offer; Certain Effects of the Offer” and the information set forth under Section 7 (“Effects of the Offer on the Market for Ordinary Shares and ADSs; Registration Under the Exchange Act”) in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth under “Summary Term Sheet,” “Background to the Offer — Background” and the information set forth under Section 7 (“Effects of the Offer on the Market for Ordinary Shares and ADSs; Registration Under the Exchange Act”) and Section 9 (“Sources and Amount of funds”) in the Offer to Purchase is incorporated herein by reference.

(b) None.

(d) None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth under “Background to the Offer – Beneficial Ownership of Ordinary Shares” and “Background to the Offer –Transactions and Arrangements Concerning the Ordinary Shares and ADSs” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth under Section 12 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth under “Summary Term Sheet,” “Where you can Find More Information About Us,” “Forward-Looking Statements,” “Introduction,” “Background to the Offer,” Section 1 (“Terms of the Offer; Purchase Price; Proration; Expiration Date”), Section 5 (“Material U.S. Federal Income Tax and Australian Income Tax Implications”), Section 7 (“Effects of the Offer on the Market for Ordinary Shares and ADSs; Registration Under the Exchange Act.”), Section 10 (“Conditions to the Offer”), and Section 11 (“Legal Matters and Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Share Acceptance Form – Issuer Sponsored Holders, Share Acceptance Form – CHESS Holders, Withdrawal/Amendment Form for Ordinary Shares, Letter of Transmittal – American Depositary Shares and the Withdrawal/Amendment Form – American Depositary Shares, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and (a)(1)(vi), respectively, as each may be amended from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase dated October 14, 2004

(a)(1)(ii)	Share Acceptance Form – Issuer Sponsored Holders

(a)(1)(iii)	Share Acceptance Form – CHESS Holders

(a)(1)(iv)	Withdrawal/Amendment Form for Ordinary Shares

(a)(1)(v)	Letter of Transmittal – American Depositary Shares

(a)(1)(vi)	Withdrawal/Amendment Form – American Depositary Shares

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	None

(c)	Not Applicable

(d)(1)	Form of American Depositary Receipt for Ansell Ordinary Shares

(d)(2)	Pacific Dunlop Executive Share Plan

(d)(3)	Outline of Pacific Dunlop Employee Share Plan

(d)(4)	Ansell Limited Stock Incentive Plan, dated July 1, 2002

(e)	Not applicable

(g)	None

(h)	None

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ansell Limited

By:	/s/ Rustom Jilla
Name:	Rustom Jilla
Title:	Chief Financial Officer

Dated:	October 14, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated October 14, 2004

(a)(1)(ii)	Share Acceptance Form – Issuer Sponsored Holders

(a)(1)(iii)	Share Acceptance Form – CHESS Holders

(a)(1)(iv)	Withdrawal/Amendment Form for Ordinary Shares

(a)(1)(v)	Letter of Transmittal – American Depositary Shares

(a)(1)(vi)	Withdrawal/Amendment Form – American Depositary Shares

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	None

(c)	Not Applicable

(d)(1)	Form of American Depositary Receipt for Ansell Ordinary Shares

(d)(2)	Pacific Dunlop Executive Share Plan

(d)(3)	Outline of Pacific Dunlop Employee Share Plan

(d)(4)	Ansell Limited Stock Incentive Plan, dated July 1, 2002

(e)	Not applicable

(g)	None

(h)	None